UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 Amendment No. 2 KINDER MORGAN MANAGEMENT, LLC (Name of Issuer)

Shares (Title of Class of Securities)

49455U 10 0
(CUSIP Number)

Mr. Joseph Listengart
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002
Telephone: (713) 369-9000
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

with a copy to:
Mr. Gary W. Orloff
Bracewell & Patterson, L.L.P.
South Tower Pennzoil Place
711 Louisiana Street, Suite 2900
Houston, Texas 77002-2781
Telephone: (713) 221-1306
Fax: (713) 221-2166

February 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No.: 49455U 10 0
1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Kinder Morgan, Inc. 48-0290000
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kansas
7	Sole Voting Power 13,794,949
8	Shared Voting Power 0
9	Sole Dispositive Power 13,794,949
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 13,794,949
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 29.7%
14	Type of Reporting Person CO

STATEMENT ON SCHEDULE 13D/A

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"), on May 25, 2001, as amended by Amendment No. 1 on September 17, 2002 (the "Amendment" and, with the Initial Statement, the "Statement"), relating to the shares (the "Shares") of Kinder Morgan Management, LLC, a Delaware limited liability company (the "Issuer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 2.  Identity and Background

     The information in Item 2 of the Statement is amended and restated in its entirety as follows:

     This Statement is filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"). The Reporting Person is one of the largest energy storage and transportation companies in the United States. It owns and operates (i) Natural Gas Pipeline Company of America, a major interstate natural gas pipeline system, and (ii) TransColorado Gas Transmission Company, an interstate natural gas pipeline in western Colorado and northwest New Mexico. It also owns interests in and operates a retail natural gas distribution business in Colorado, Nebraska and Wyoming and has constructed, currently operates and, in some cases, owns natural gas-fired electric generation facilities. In addition, the Reporting Person owns the general partner of, and has a significant limited partner interest in, Kinder Morgan Energy Partners, L.P., the largest publicly traded pipeline limited partnership in the United States in terms of market capitalization and the owner and operator of the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Kinder Morgan Energy Partners, L.P. also owns and/or operates a diverse group of assets used in the transportation, storage and processing of energy products, including refined petroleum products pipeline systems and associated terminals. Kinder Morgan Energy Partners, L.P. also owns natural gas transportation pipelines and natural gas gathering and storage facilities. Kinder Morgan Energy Partners, L.P. also owns or operates liquid and bulk terminal facilities and rail transloading facilities located throughout the United States. In addition, Kinder Morgan Energy Partners, L.P. owns Kinder Morgan CO2 Company, L.P., which transports, markets and produces carbon dioxide for use in enhanced oil recovery operations primarily in the Permian Basin of West Texas. The Reporting Person's executive offices are located at 500 Dallas Street, Suite 1000, Houston, Texas 77002.

     Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

     Neither the Reporting Person nor, to the undersigned's knowledge, any person listed on Appendix A hereto, during the last five years (a) has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is supplemented as follows:

     The Issuer makes quarterly distributions of additional Shares to all holders of Shares, including the Reporting Person. Pursuant to such distributions, the Reporting Person acquired an additional 277,508 Shares on November 14, 2002 and an additional 254,223 Shares on February 14, 2003.

     Between the information provided in Amendment No. 1 and March 21, 2003, the Reporting Person paid, in the aggregate, $927,375, plus commissions, out of working capital to purchase 29,000 Shares in open-market transactions on the New York Stock Exchange.

Item 4. Purpose of Transaction.

     Item 4 of the Statement is supplemented as follows:

     On January 15, 2003, the Reporting Person announced that its board of directors had authorized it to purchase Shares if the Shares trade at a significant discount to the price of the common units of Kinder Morgan Energy Partners, L.P. All such purchases prior to March 21, 2003 are reflected in Item 5.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is supplemented as follows:

     As of March 21, 2003, the Reporting Person beneficially owned 13,794,949 Shares, which represent approximately 29.7% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date. The Reporting Person has sole voting and dispositive power with respect to such Shares. The persons listed on Appendix A disclaim any beneficial ownership of the Shares beneficially owned by the Reporting Person. The Reporting Person's response in Item 3 is incorporated herein by reference. In addition to the Shares acquired pursuant to the Issuer's quarterly distribution on February 14, 2003, the Reporting Person has in the sixty days prior to March 21, 2003 acquired 29,000 Shares as described in Appendix B. Other than the Issuer's quarterly distribution on February 14, 2003, none of the persons listed on Appendix A have effected any transactions in the Shares in the sixty days prior to March 21, 2003. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2003	Kinder Morgan, Inc.

	By:	/s/ Joseph Listengart
Joseph Listengart
Vice President, General Counsel and Secretary

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF KINDER MORGAN, INC.

     Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Shares of each director and executive officer of the Reporting Person. The principal address of the Reporting Person, the Issuer, Kinder Morgan G.P., Inc. ("KMGP"), which is the general partner of Kinder Morgan Energy Partners, L.P., and, unless otherwise indicated, the current business address for each individual listed below, is 500 Dallas Street, Suite 1000, Houston, Texas 77002. Each director or executive officer listed below is a citizen of the United States and has sole voting and dispositive power over all Shares beneficially owned by him or her. Other than pursuant to the Issuer's quarterly distributions of Shares, none of the persons listed below have effected transactions in Shares in the sixty days prior to March 21, 2003.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of March 21, 2003
Richard D. Kinder	Mr. Kinder is the Chairman of the Board of Directors and Chief Executive Officer of the Reporting Person, KMGP and the Issuer.	33,133 (less than 1%)
Michael C. Morgan	Mr. Morgan is the President and a Director of the Reporting Person and the President of KMGP and the Issuer.	3,848 (less than 1%)
C. Park Shaper	Mr. Shaper is the Vice President, Treasurer and Chief Financial Officer of the Reporting Person and the Vice President, Treasurer and Chief Financial Officer and a Director of KMGP and the Issuer.	2,249 (less than 1%)
Edward H. Austin, Jr.	Mr. Austin is a Director of the Reporting Person. Mr. Austin's principal occupation is Director and Executive Vice President of Austin, Calvert & Flavin, Inc., an investment advisory firm located at 112 East Mulberry, Suite 400, San Antonio, TX 78212.	0
Charles W. Battey	Mr. Battey is a Director of the Reporting Person. Mr. Battey's principal occupation is independent consultant and active community volunteer based in Kansas City. Mr. Battey's address is 6666 West 110th Street, Overland Park, KS 66211.	0

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of March 21, 2003
Stewart A. Bliss	Mr. Bliss is a Director of the Reporting Person. Mr. Bliss's principal occupation is an independent Financial Consultant and Senior Business Advisor in Denver, CO. Mr. Bliss's address is 251 Monroe Street, Denver, CO 80206.	0
Ted A. Gardner	Mr. Gardner is a Director of the Reporting Person. Mr. Gardner's principal occupation is Managing Partner of Wachovia Capital Partners and Senior Vice President of Wachovia Corporation. The address of Wachovia Capital Partners and Wachovia Corporation is 301 South College Street, Fifth Floor, Charlotte, NC 28288-0732.	0
William J. Hybl	Mr. Hybl is a Director of the Reporting Person. Mr. Hybl's principal occupation is Chairman of the Board of Directors, Chief Executive Officer and Trustee of El Pomar Foundation, a charitable foundation located at 10 Lake Circle, Colorado Springs, CO 80906.	0
David D. Kinder	Mr. Kinder is Vice President, Corporate Development of the Reporting Person, KMGP and the Issuer.	0
Joseph Listengart	Mr. Listengart is Vice President, General Counsel and Secretary of the Reporting Person, KMGP and the Issuer.	0
Deborah A. Macdonald	Ms. Macdonald is President, Natural Gas Pipelines of the Reporting Person, KMGP and the Issuer.	0
Edward Randall, III	Mr. Randall is a Director of the Reporting Person. Mr. Randall's principal occupation is private investor in Houston, TX. Mr. Randall's address is 109 North Post Oak Lane, Suite 435, Houston, TX 77024.	0
Fayez Sarofim	Mr. Sarofim is a Director of the Reporting Person. Mr. Sarofim's principal occupation is President and Chairman of the Board of Fayez Sarofim & Co., an investment advisory firm located at 909 Fannin Street, Suite 2907, Houston, TX 77010.	0

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding) as of March 21, 2003
James E. Street	Mr. Street is Vice President, Human Resources and Administration of the Reporting Person, KMGP and the Issuer.	2,157 (less than 1%)
H. A. True, III	Mr. True is a Director of the Reporting Person. Mr. True's principal occupation is owner and director of the True Companies, which are involved in energy, agriculture and financing, and are located at 895 West River Cross Road, Casper WY 82601.	0
Daniel E. Watson	Mr. Watson is President, Retail of the Reporting Person.	0

APPENDIX B

TRANSACTIONS IN SHARES IN THE SIXTY DAYS
PRIOR TO MARCH 21, 2003

     In the sixty days prior to March 21, 2003, the Reporting Person effected the following transactions in Shares. All such transactions were open market purchases of Shares on the New York Stock Exchange on the dates, in the amounts and at the prices per Share shown below.

Date	Amount	Price
January 30, 2003	1,000	32.00
January 30, 2003	1,000	32.02
January 30, 2003	500	32.04
January 30, 2003	1,000	32.06
January 30, 2003	1,500	32.20
January 30, 2003	400	32.21
January 30, 2003	1,000	32.24
January 30, 2003	2,000	32.25
January 30, 2003	1,000	32.27
January 30, 2003	500	32.28
January 30, 2003	100	32.29
January 31, 2003	1,000	31.83
January 31, 2003	2,000	31.89
January 31, 2003	1,000	31.95
January 31, 2003	1,000	31.96
February 3, 2003	500	31.95
February 3, 2003	1,000	32.00
February 3, 2003	2,500	32.05
February 4, 2003	1,700	31.56
February 4, 2003	1,000	31.73
February 4, 2003	600	31.81
February 4, 2003	1,800	31.85
February 4, 2003	300	31.86
February 4, 2003	400	31.89
February 4, 2003	4,200	31.90